Effective October 29, 2009 the PIMCO Real Income 2019 and PIMCO Real Income 2029 Funds each replaced the second sentence of the first paragraph of the "Principal Investments and Strategies" section of each Fund's "Fund Summary" with the following:

"The Fund also may invest in the following: U.S. Treasury bills, notes, bonds, and other obligations issued by, or guaranteed as to principal and interest by, the U.S. government and futures contracts on U.S. Treasury securities."

Effective October 13, 2009 the PIMCO Convertible Fund added the following sentences as the third and fourth sentences of the first paragraph in the "Principal Investments and Strategies" section of the Fund's "Fund Summary":

"Convertible securities also include "synthetic" convertible securities. Synthetic convertible securities, which may be created by a third party or PIMCO, are instruments that combine (i) non-convertible fixed income securities or preferred stocks, which may be represented by derivative instruments and (ii) securities or instruments such as warrants or call options that together possess economic characteristics similar to a convertible security."